SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934*

MBIA Inc.
___________________________________________________________________________________________
(Name of Issuer)
Common Stock, par value $1.00 per share
___________________________________________________________________________________________
(Title of Class of Securities)
55262C100
___________________________________________________________________________________________
(CUSIP Number)
ROBERT B. KNAUSS, ESQ.
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
 (212) 878-0600
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
Copy to:
IGOR KIRMAN, ESQ.
VICTOR GOLDFELD, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
 (212) 403-1000
January 30, 2015
(Date of Event which Requires Filing of this Statement)
___________________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS. Warburg Pincus Private Equity X, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0849130
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by Warburg Pincus Private Equity X, L.P. ("WP X") that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, Inc. ("MBIA"), as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus X, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0403670
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus X GP L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0403605
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. WPP GP LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-2029791
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus Partners GP LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1971658
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus & Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Warburg Pincus LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Charles R. Kaye I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NAMES OF REPORTING PERSONS. Joseph P. Landy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
51,538,239†§
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
51,538,239†§
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,538,239†§
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* □

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%†§*
14		TYPE OF REPORTING PERSON*
IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
§ Includes warrants held by WP X that are exercisable for a total of 5,915,362 shares of Common Stock of MBIA, as further detailed in Item 5.
*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 193,197,265 shares of Common Stock of MBIA outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock of MBIA for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

This Amendment No. 6 (this "Amendment") further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 8, 2008 and as amended by Amendment No. 1 on February 14, 2008, by Amendment No. 2 on March 9, 2009, by Amendment No. 3 on March 13, 2009, by Amendment No. 4 on December 10, 2009 and by Amendment No. 5 on August 8, 2013 (as amended, this "Schedule 13D") and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and its affiliated partnership ("WP X"), Warburg Pincus X, L.P., a Delaware limited partnership ("WP X LP") and the general partner of WP X, Warburg Pincus X GP L.P., a Delaware limited partnership ("WP X GP") and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company ("WPP GP") and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership ("WP Partners") and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company ("WPP GP LLC") and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership ("WP") and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company ("WP LLC") that manages WP X, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC (each of the foregoing, a "Warburg Pincus Reporting Person" and collectively, the "Warburg Pincus Reporting Persons").  Messrs. Kaye and Landy may be deemed to control WP X, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC.  This Amendment relates to the common stock, par value $1.00 per share (the "Common Stock"), of MBIA Inc., a Connecticut corporation ("MBIA").  Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.
Item 4.	Purpose of the Transaction
      On January 30, 2015, the Warrant and B-Warrant expired. The revised securities ownership amounts set forth herein reflect the expiration of such warrants to purchase 21,914,446 shares owned by WP X.
Item 5.	Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:
(a)            WP X (i) is the beneficial owner of 45,622,877 shares of Common Stock of MBIA (over which it exercises both voting and investment power) and (ii) is the beneficial owner of the New Warrant, the B-2 Warrant 1 and the B-2 Warrant 2, which are exercisable for a total of 5,915,362 shares of Common Stock, collectively representing approximately 25.9% of the outstanding shares of Common Stock of MBIA (percentages in this Item 5 are based on the 193,197,265 shares of MBIA Common Stock outstanding as of October 30, 2014, based on information included in MBIA's Form 10-Q (for the quarterly period ended September 30, 2014), plus the 5,915,362 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above).
Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 51,538,239 shares of Common Stock.  Each of WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP, WP LLC, and Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the warrants in which WP X has beneficial ownership.
(b)            See Item 5(a) above.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Warburg Pincus Reporting Persons have entered into an agreement on February 2, 2015, with respect to the joint filing of this Statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

              SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.4
Dated:  February 2, 2015

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By: Warburg Pincus X, L.P., its general partner[5]
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member
By: /s/ Robert B. Knauss Name: Robert B. Knauss Title: Partner

WARBURG PINCUS X GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member
By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

JOSEPH P. LANDY

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

* Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is hereby incorporated by reference.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit	Name
1
Joint Filing Agreement, dated as of February 2, 2015, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X, L.P., Warburg Pincus X GP L.P., WPP GP LLC, Warburg Pincus Partners, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

2
Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.'s Current Report on Form 8-K, filed on February 7, 2008).

3
B2- Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common Stock of MBIA, Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.'s Current Report on Form 8-K, filed on February 7, 2008).

4
B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.'s Current Report on Form 8-K, filed on February 7, 2008).

5	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit 10.1 to MBIA Inc.'s Current Report on Form 8-K, filed on February 7, 2008).
6	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P.**
7
Investment and Settlement Agreement and Waiver and Release, dated as of August 5, 2013, by and between Warburg Pincus Private Equity X, L.P., MBIA Inc. and, solely for purposes of Section 1.3 thereof, Warburg Pincus X Partners, L.P.**

8
Warrant, dated as of August 5, 2013, to purchase 1,910,417 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed on August 7, 2013).

**Previously filed.